EXHIBIT 1.1

NRDC ACQUISITION CORP.
3 Manhattanville Road
Purchase, NY 10577

August 9, 2009

BANC OF AMERICA SECURITIES LLC
One Bryant Park
New York, NY 10036

Dear Sirs:

Reference is made to that certain Underwriting Agreement (the “Underwriting Agreement”), dated October 17, 2007, between NRDC Acquisition Corp. (the “Company”) and Banc of America Securities LLC (“BAS”), as representative of the several underwriters in the Company’s initial public offering (the “IPO”). Capitalized terms used herein that are not otherwise defined shall have the meanings ascribed to them in the Underwriting Agreement. In addition, from and after the date of this letter, the term “Company” shall be deemed to include any successor to NRDC Acquisition Corp.

The Company and NRDC Capital Management, LLC (the “Sponsor”) are discussing entering into a proposed transaction (the “Transaction”) whereby the Company will, among other things, seek the approval of the Company’s stockholders to amend its certificate of incorporation and elect to become a Delaware real estate investment trust. As a condition to the Sponsor’s willingness to enter into the Transaction, the Sponsor has requested that BAS (in its own capacity and not on behalf of the other Underwriters, unless otherwise indicated below) agree as follows: (1) in lieu of BAS’ share of the deferred underwriting discounts and commissions it is entitled to pursuant to Section 3(v) of the Underwriting Agreement, upon the consummation of the Transaction, BAS will receive a fee (the “Transaction Fee”) equal to the lesser of $4,000,000 and 1.5% multiplied by an amount equal to the difference of (i) the value of the Trust Account on the closing date of the Transaction, less (ii) any amounts paid to the Company’s stockholders with whom the Company enters into forward or other contracts before the close of the Transaction to purchase such stockholders’ shares, less (iii) any amounts paid to stockholders of the Company who vote against the Transaction and demand that the Company convert their shares into cash, (2) BAS, as Representative of the Underwriters, agrees to amend and restate the definition of “Business Combination” in the second introductory paragraph of the Underwriting Agreement to mean “(A) an acquisition by the Company, through a merger, capital stock exchange, stock purchase, asset acquisition or other similar business combination, of one or more operating businesses, or (B) consummation of substantially all of the transactions contemplated by the Framework Agreement, dated as of August 7, 2009, by and between the Company and NRDC Capital Management, LLC” an executed copy of which has been provided to BAS (the “Framework Agreement”), (3) BAS, as Representative of the Underwriters, hereby consents to amendments to, or waivers of, any of the Insider Letters in connection with the Transaction substantially in the form provided to BAS, (4) BAS, as Representative of the Underwriters, hereby consents to the amendments to be made by the Company to its charter in connection with the Transaction substantially in the form provided to BAS, and (5) BAS, as Representative of the Underwriters, hereby consents to amendments the Company makes to the Trust Agreement in connection with the Transaction substantially in the form provided to BAS. By signing this letter in the space provided below, BAS agrees to such amendments and waivers, subject to and contingent upon the consummation of the Transaction. Such agreement is subject to and contingent upon the consummation of the Transaction. For the purposes of the Trust Agreement, as so amended, the Transaction Fee will be deemed to be the Deferred Discount and the procedures governing the payment of any Deferred Discount under such Trust Agreement, as so amended, will similarly apply to the Transaction Fee.

Additionally, if, following the consummation of the Transaction and prior to the date that is two years after the consummation of the Transaction, the Company considers one or more transactions to issue and sell equity or equity-backed securities (other than exercise of the Company’s existing warrants, as amended in connection with consummation of the Transaction), debt securities, or syndicated bank debt, the Company agrees to offer to engage BAS or, at the option of BAS, one of BAS’ affiliates (which may include Merrill Lynch, Pierce, Fenner & Smith Incorporated) on commercially reasonable terms to act as (a) lead left, book-running underwriter (in the case of any such public offering(s)), as lead left initial purchaser (in the case of any Rule 144A offering(s)) and as lead placement agent (in the case of any private placement(s)), with BAS or its affiliate, in all such circumstances receiving an equal or greater share of the economics relative to any additional underwriters, initial purchasers and/or placement agents as the case may be, but in any event, no less than 50% of the total economics paid to the underwriters, initial purchasers and/or placement agents, as the case may be, with respect to each such public offering, Rule 144A offering or private placement or (b) as lead arranger, syndication agent, book manager and administrative agent (in the case of a syndicated bank financing); provided however, that nothing in this agreement shall be construed as a commitment, express or implied, on the part of BAS or any of its affiliates to underwrite or purchase securities or to provide or arrange for any bank financing or to commit any capital or other funds, nor shall BAS or any of its affiliates be obligated to enter into an underwriting agreement or credit agreement, or any similar commitment to finance or participate or play any role in any such financing transaction. BAS’ and any of its affiliates’ participation in any offering, private placement or syndicated bank financing will be subject to, among other things, (i) satisfactory completion of all documentation for the offering (including a disclosure document and an underwriting or placement agency agreement, in case of any offering or private placement of securities, or loan documentation or in the case of any bank financing); (ii) satisfactory completion of a customary due diligence review; (iii) in BAS’ or any such affiliate’s determination, the absence of any material adverse change in the financial markets or in the financial condition, operations or prospects of the Company (and/or any successor, acquisition vehicle or surviving entity resulting from the Transaction); (iv) receipt of any and all required governmental and other approvals and appropriate legal opinions, including, with respect to any disclosure document, a 10b-5 disclosure statement from counsel acceptable to BAS or any such affiliate; and (v) approval of BAS’ or any such affiliate’s internal commitment committee or credit committee, as applicable.

Very truly yours,

NRDC ACQUISITION CORP.

By:	/s/ Richard A. Baker Name: Richard A. Baker Title: Chief Executive Officer

Accepted and Agreed:

BANC OF AMERICA SECURITIES LLC

By:	/s/ Douglas E. Neal Name: Douglas E. Neal Title: Managing Director